Nicole Brookshire T: +1 617 937 2357 nbrookshire@cooley.com	VIA EDGAR

December 7, 2017

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Attn:	Ms. Barbara C. Jacobs Ms. Katherine Wray Mr. Bernard Nolan Ms. Kathleen Collins Ms. Melissa Kindelan

Re:	Cardlytics, Inc. Amendment No. 6 to Confidential Draft Registration Statement on Form S-1 Submitted September 21, 2017 CIK No. 0001666071

Ladies and Gentlemen:

On behalf of our client, Cardlytics, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 21, 2017 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on September 21, 2017.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Business

Our Agreements with Bank of America, page 108

1.	Your response to prior comment 1 explains why you believe FI Share is not an accurate measure of the company’s dependence on a particular FI partner from a revenue perspective. Even if, as your response asserts, FI Share has no direct bearing on the amount of revenue that you can generate from a particular FI partnership, FI Share may be material to an understanding of the extent and nature of your relationship with Bank of America and the effect that it may have on your adjusted contribution metric. In this regard, we note your prior disclosure indicated that the percentage of total FI Share represented by Bank of America has increased over the periods presented despite the expansion of your FI partner base. Further, your response states that the FI Share rate payable to Bank of America is “significantly higher than the FI Share rate payable to FIs that joined [your] network more recently.” As it appears that FI Share percentage and FI Share rate payable provide important context regarding the economics of your relationship with Bank of America, please provide the percentage of FI Share represented by Bank of America for each of the periods presented, and disclose that it is entitled to a significantly higher FI Share rate than other of your FI partners.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

December 7, 2017

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Amended DRS.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Concentration of Risk, page F-15

2.	Your revised disclosure no longer indicates that your largest FI partner accounted for 64% of the FI Share in 2016 and that two other FI partners accounted for greater than 10% of the FI share. Please further revise to include the quantitative information previously disclosed or explain to us why you believe quantitative disclosure of this concentration, on which your business is “substantially dependent,” is not necessary to adequately explain such risk. Refer to ASC 275-10-50-18.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on page F-16 of the Amended DRS.

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Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at (617) 937-2357 or Richard Segal at (617) 937-2332.

Very truly yours,

/s/ Nicole Brookshire

Nicole Brookshire

cc:

Kirk Somers, Cardlytics, Inc.

Richard Segal, Cooley LLP

Glen R. Van Ligten, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Heidi E. Mayon, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM